UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 13, 2018

BLUE BIRD CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-36267	46-3891989
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3920 Arkwright Road, Suite 200, Macon, Georgia 31210

(Address of principal executive offices, including zip code)

(478) 822-2801

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐                                Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                                Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒                              Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                                Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

On September 13, 2018, the Company entered into that certain First Amendment, dated as of September 13, 2018, by and among the Company, the Borrower (as defined below), Bank of Montreal, as Administrative Agent and the Lenders (as defined below) party thereto (the “First Amendment”). The First Amendment amended the Credit Agreement, dated as of December 12, 2016 (the “Credit Agreement”, and as amended by the First Amendment, the “Amended Credit Agreement”), by and among the Company, School Bus Holdings, Inc. and certain of its subsidiaries, including Blue Bird Body Company as the borrower (the “Borrower”), and Bank of Montreal, as Administrative Agent and an Issuing Bank, Fifth Third Bank, as Co-Syndication Agent and an Issuing Bank, and Regions Bank, as Co-Syndication Agent, and certain other financial institutions from time to time party thereto (the “Lenders”).  The First Amendment, among other things, provides for an aggregate lender commitment of $50 million in respect of additional term loan borrowings (the “Incremental Term Loan”) which commitment will remain outstanding through October 31, 2018 and which Incremental Term Loan is intended to be used to finance a portion of the previously announced repurchase program by means of an issuer tender offer for up to $50 million in aggregate value of shares of the Company’s capital stock and the costs, fees and expenses related thereto and to the First Amendment and an aggregate lender commitment of $25 million in respect of additional revolving credit commitments (the “Incremental Revolving Commitment” and together with the Incremental Term Loan, the “Incremental Facilities”).  The funding of the Incremental Term Loan is subject to the satisfaction of customary closing conditions, including the accuracy in all material respects of the representations and warranties under the Amended Credit Agreement and the absence of a default or event of default under the Amended Credit Agreement.  BMO Capital Markets Corp. acted as Lead Arranger and Bookrunner for the Incremental Facilities.

After giving effect to the First Amendment, the initial $160 million term loan facility (of which $148 million remains outstanding as of the date hereof, the “Initial Term Facility”, and after giving effect to an increase of $50 million in the form of the Incremental Term Loan pursuant to the First Amendment, the “Term Facility”) and the initial $75 million revolving credit facility (the “Initial Revolving Facility”, and after giving effect to an increase of an additional $25 million of revolving credit commitments in the form of the Incremental Revolving Commitment pursuant to the First Amendment, the “Revolving Facility”, and together with the Term Facility, the “Facilities”) will each mature on September 13, 2023, which is the fifth anniversary of the effective date of the First Amendment. After giving effect to the First Amendment, the interest payable with respect to the Facilities (x) as of the date hereof, is as follows: (1) the spread over LIBOR is 2.25%; and (2) the spread over base rate is 1.25% and (y) commencing with the fiscal quarter ended on or about September 30, 2018, shall be determined in accordance with the amended pricing matrix set forth below based on the Company’s Total Net Leverage Ratio (defined as the ratio of (a) consolidated net debt to (b) consolidated EBITDA (which includes certain add-backs that are not reflected in the definition of Adjusted EBITDA appearing in the Company’s Annual Report on Form 10-K) at the end of each fiscal quarter for the consecutive four fiscal quarter period most recently then ending):

Level	Total Net Leverage Ratio	ABR Loans	Eurodollar Loans
I	Less than 2.00x	0.75%	1.75%
II	Greater than or equal to 2.00x and less than 2.50x	1.00%	2.00%
III	Greater than or equal to 2.50x and less than 3.00x	1.25%	2.25%
IV	Greater than or equal to 3.00x and less than 3.25x	1.50%	2.50%
V	Greater than or equal to 3.25x and less than 3.50x	1.75%	2.75%
VI	Greater than 3.50x	2.00%	3.00%

Under the Amended Credit Agreement, the principal of the Term Facility must be paid in quarterly installments on the last day of each fiscal quarter, in an amount equal to (i) $1,850,000 on the last day of the Company’s third fiscal quarter in 2018, (b) $2,475,000 per quarter beginning on the last day of the Company’s fourth fiscal quarter in 2018 through the last day of the Company’s third fiscal quarter in 2021, (c) $3,712,500 per quarter beginning on the last day of the Company’s fourth fiscal quarter in 2021 through the last day of the Company’s third fiscal quarter in 2022 and (d) $4,950,000 per quarter beginning on the last day of the Company’s fourth fiscal quarter in 2022 through the last day of the Company’s second fiscal quarter in 2023, with the remaining principal amount due at maturity.

The Amended Credit Agreement contains customary covenants and warranties including, among other things, an amended Total Net Leverage Ratio financial maintenance covenant which requires compliance as of the last day of each fiscal quarter with a maximum Total Net Leverage Ratio of 4.00x from the date of the First Amendment through the fiscal quarter ended on or about June 30, 2019, 3.75x from the fiscal quarter ended on or about September 30, 2019 through the fiscal quarter ended on or about September 30, 2021 and 3.50x thereafter.  In addition, the negative covenants and restrictions in the Amended Credit Agreement include, among others: limitations on liens, dispositions of assets, consolidations and mergers, loans and investments, indebtedness, transactions with affiliates (including management fees and compensation), dividends, distributions and other restricted payments, change in fiscal year, fundamental changes, amendments to and subordinated indebtedness, restrictive agreements, sale and leaseback transactions and certain permitted acquisitions.

Up to $75 million of additional term loans and/or revolving credit commitments may be incurred under the Amended Credit Agreement, subject to certain limitations as set forth in the Amended Credit Agreement, and which additional loans and/or commitments would require further commitments from the existing lenders or from new lenders.

The obligations under the Amended Credit Agreement and the related loan documents (including without limitation, the borrowings under the Facilities (including the Incremental Term Loan) and obligations in respect of certain cash management and hedging obligations owing to the agents, the lenders or their affiliates), are, in each case, secured by a lien on and security interest in substantially all of the assets of the Company and its subsidiaries (including the Borrower), with certain exclusions as set forth in a Collateral Agreement entered into on December 12, 2016.

The foregoing description of the First Amendment is a summary and is qualified in its entirety by reference to a copy of the First Amendment, which is attached as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information included in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

See Exhibit Index

Additional Information Regarding the Tender Offer

The tender offer described in this document (the “Offer”) has not yet commenced and may not be commenced. The description of the Offer is for informational purposes only. This document is not a recommendation to buy or sell Blue Bird common stock or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Blue Bird common stock or any other securities. Should Blue Bird decide to proceed with the Offer, Blue Bird will file a tender offer statement on Schedule TO-I, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”) on the commencement date of the Offer. The Offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO-I. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials if and when they become available because they would contain important information, including the various terms of, and conditions to, the Offer. When the Offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO-I, the offer to purchase, letter of transmittal and other documents that Blue Bird files with the SEC at the SEC’s website at www.sec.gov or from the investor relations section of Blue Bird’s website at www.blue-bird.com.

Exhibit Index

Exhibit No.	Description
10.1

First Amendment, dated as of September 13, 2018, by and among the Company, School Bus Holdings, Inc. and certain of its subsidiaries, including Blue Bird Body Company as the borrower, Bank of Montreal, as Administrative Agent and certain other financial institutions party thereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BLUE BIRD CORPORATION

Date: September 13, 2018
	By:	/s/ Paul Yousif
		Name:	Paul Yousif
		Title:	General Counsel and Corporate Treasurer